===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-1
              Tender Offer Statement pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                                FINAL AMENDMENT
                                (Amendment No.2)

                            -----------------------

                               Indigo Aviation AB
                                (Name of Issuer)

                                AerFi Group plc
                                AerFi Sverige AB
                                   (Bidders)

                            -----------------------

                        American Depositary Shares each
            representing one Ordinary Share, SEK 3.14 Nominal Value
                         (Title of Class of Securities)

                            -----------------------

                                   45567P104
                     (CUSIP Number of Class of Securities)

                            -----------------------

                              Rose Hynes, Esquire
                                General Counsel
                                AerFi Group Plc
                                 Aviation House
                                Shannon, Ireland
                               011-353-61-360-000
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                    and Communications on Behalf of Bidders)

                            -----------------------

                                With Copies to:

                            Thomas J. Reid, Esquire
                             Davis Polk & Wardwell
                              1 Frederick's Place
                                London, EC2R 8AB
                                    England
                              011-44-171-418-1300

                           CALCULATION OF FILING FEE
===============================================================================
    Transaction Valuation*                        Amount of Filing Fee**
-------------------------------------------------------------------------------
         $40,023,360                                     $8,004.67
===============================================================================
* Calculated by multiplying $13.00, the per share tender offer price, by 3,078,720, which represents (i) the number of ordinary shares outstanding on November 11, 1999 (ii) minus the ordinary shares exchanged by certain shareholders pursuant to a separate share exchange agreement with AerFi Group plc (iii) minus the ordinary shares sold by certain shareholders pursuant to a share purchase agreement with AerFi Sverige AB.
**   Calculated as 1/50 of 1% of the transaction value.


|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,004.67            Filing party:  AerFi Group plc, AerFi Sverige AB
Form or registration no.: Schedule 14D-1     Date filed: November 17, 1999

     This Final Amendment to the Tender Offer Statement on Schedule 14D-1 amends and supplements the Schedule 14D-1 filed on November 17, 1999, (and previously amended on December 10, 1999), by (i) AerFi Group plc or AerFi, an Irish limited liability company, and (ii) AerFi Sverige AB or AerFi Sverige, a Swedish corporation and an indirectly, wholly-owned subsidiary of AerFi, in respect of the offer by AerFi Sverige to purchase all of the issued and outstanding ordinary shares (the "Shares"), SEK 3.14 nominal value per share, and (without duplication) the American depositary shares each representing one ordinary share of Indigo Aviation AB or Indigo, a Swedish corporation, at a price of $13.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the offer to purchase dated November 17, 1999 and in the related letter of transmittal (which together constitute the offer). The offer is not being made with respect to 72.7% of Indigo's issued and outstanding shares which are owned by certain shareholders of Indigo who have agreed to exchange/sell those shares to AerFi and AerFi Sverige in separate transactions under a share exchange agreement and a share purchase agreement.

     AerFi and AerFi Sverige hereby amend and supplement the Schedule 14D-1 as follows:

Item 6. Interest in Securities of the Subject Company

     Item 6(a)-(b) is hereby amended and supplemented by adding to the end thereof the following:

     The offer expired at 12:00 midnight, New York City time, on December 15, 1999. As of the expiration of the offer, based on the preliminary information from the depositary for the offer, approximately 24.2% of the outstanding ordinary shares of Indigo have been tendered. AerFi has accepted for payment all validly tendered shares. Payment for the accepted shares will be made on December 16, 1999. A copy of the press release issued by AerFi, dated December 16, 1999, announcing the expiration of the offer is attached hereto as Exhibit
(a)(9), and is incorporated herein by reference.

Item 11.  Material to Be Filed as Exhibits

     Item 11 is hereby amended and supplemented by the addition of the following:

     (a)(1) Revised Offer to Purchase dated November 17, 1999.

     (a)(9) Text of Press Release issued by AerFi on December 16, 1999.

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



     December 16, 1999

                                          AERFI GROUP PLC


                                          By: /s/ Patrick Blaney
                                             ----------------------
                                             Name:  Patrick Blaney
                                             Title: Chief Executive Officer


                                          AERFI SVERIGE AB


                                          By: /s/ John Redmond
                                             ----------------------
                                             Name:  John Redmond
                                             Title: Director

                                 EXHIBIT INDEX

   Exhibit No.
   -----------
     (a)(1)     Revised Offer to Purchase dated November 17, 1999
     (a)(9)     Text of Press Release issued by AerFi on December 16, 1999